EXHIBIT 99.1

Magal Security Systems Ltd. Reports
 First Quarter 2020 Financial Results

YEHUD, ISRAEL, May 14, 2020 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three months ended March 31, 2020. Management will hold an investors’ conference call later today (at 10 a.m. Eastern Time) to discuss the results.

FIRST QUARTER 2020 RESULTS SUMMARY (all comparisons are to the first quarter of 2019)

•	Revenue of $17.4 million compared to $21.2 million

•	Gross margin 45.8% compared to 42.3%

•	Operating income of $0.2 million compared to $0.5 million

•	Net income attributable to Magal’s shareholders of $0.4 million compared to a net loss of ($0.6) million

•	EBITDA of $0.7 million, or EBITDA margin of 4.1% compared to $1.0 million, or EBITDA margin of 4.7%

•	$54.4 million, or $2.35 per share, of cash and cash equivalents and short-term deposits and restricted cash and deposits

Mr. Dror Sharon, Chief Executive Officer of Magal, said “The first quarter results reflect our priority to protect our employees, remain engaged with our customers and continue to grow our pipeline of business during the COVID-19 outbreak. Business delays due to COVID-19 restrictions impacted Magal’s Integrated Solutions division’s ability to meet with clients, and Senstar’s Product division shipments, compressing revenue in the quarter. Our strategy to diversify revenues helped our results, as evidenced by our recent win in Africa for the Djibouti seaport security system design and installation. While we are diversified, serving numerous vertical markets, the economic disruption related to COVID-19 negatively impacted our Oil and Gas, Logistics and to a lesser extent, Corrections verticals. The Oil and Gas sector was affected by the dramatic decline in oil prices, which caused delays in large projects. We remain engaged with these customers and continue to see purchase orders. We experienced some temporary delays in revenue execution for some of our Logistics customers, mainly in Europe. The Corrections facilities vertical, primarily based in North America, was impacted by temporary closures, driven by the COVID-19 outbreak.

We maintained profitability with cost savings and efficiencies that we enacted in the first quarter to reduce operating expenses. We continue to innovate and are launching new solutions in our Symphony VMS platform that address unique COVID-19 surveillance and enforcement needs for our customers. Our goal in 2020 is to manage our costs and maintain profitability while positioning the Company for recovery and growth. Magal’s sound financial standing with a cash balance of over $54 million, with no debt, gives us great confidence in our ability to execute our long-term strategy to grow revenue, improve profitability and identify new M&A opportunities arising from the global crisis.”

FIRST QUARTER 2020 RESULTS

Revenue was $17.4 million compared with revenue of $21.2 million in the first quarter of 2019. The decline in revenue was primarily due to the completion of a large project in Latin America in the first quarter of the prior year. Senstar Product division sales remained stable in the first quarter despite shipment delays arising from technical limitations related to the impact of COVID-19 on our customers. Revenue from Magal’s Integrated Solutions division (projects) represented approximately 58% of total revenue, while external revenue from the Senstar Products division represented approximately 42% of total revenue. Revenue, not including inter-company revenue,  from Magal’s Integrated Solutions (projects) and the Senstar Products divisions decreased by 24% and 6%, respectively, compared to the first quarter of 2019.

Gross profit was $8.0 million, or 45.8% of revenue in the first quarter of 2020 compared with gross profit of $9.0 million, or 42.3% of revenue, in the year-ago period. The increase in gross margin in the quarter was driven by Senstar product sales with mix favoring higher margin IP-based products and services, partially offset by an impact of the reduction in the projects revenue of Magal’s Integrated Solutions division.

Operating expense decreased 8.8% to $7.8 million in the first quarter of 2020 compared to $8.5 million in the prior-year period. The decline in operating expense was primarily due to delays in new hiring, reduction in travel and marketing, as well as cost efficiency measures taken in the quarter.

Operating income was $0.2 million in the first quarter of 2020 compared to $0.5 million in the parallel period of 2019.

Financial income was $0.5 million in the first quarter of 2020 compared to a financial loss of $(0.7) million in the year-ago period. Magal’s functional currency in Israel is the Israeli Shekel (NIS) and the vast majority of Magal’s cash deposits are held in US dollars. Because of the appreciation of the US dollar against the NIS during the quarter, the Company recorded non-cash financial income.

Net income attributable to Magal shareholders was $0.4 million, or $0.02 per share, compared with a net loss of $(0.6) million, or $(0.02) per share in the first quarter of 2019.

EBITDA was $0.7 million in the first quarter of 2020 compared with $1.0 million in the first quarter of 2019.

Cash and cash equivalents, short term deposits and restricted cash and deposits as of March 31, 2020, was $54.4 million, or $2.35 per share, compared with cash and short-term deposits of $51.6 million, or $2.23 per share, at December 31, 2019.

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, MAY 14, 2020. The call will begin promptly at: 10:00 am Eastern Time; 5:00 pm Israel Time; 3:00 pm UK Time.
To participate, please call one of the following teleconferencing numbers:

•	US: 1-877-407-9716

•	Israel: 1-809-406-247

•	UK: 0-800-756-3429

•	International: 1-201-493-6779

A replay of the call will be available on the Company’s website for three months from the day after the call. The link to the replay will be accessible at www.magalsecurity.com. The replay pin number is 13702170.

ABOUT MAGAL SECURITY SYSTEMS LTD.

Magal is a leading international provider of physical and video security solutions and products, as well as site management. Since 1969, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under the most challenging conditions.
Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown solutions including, PIDS (Perimeter Intrusion Detection Systems) and Symphony, our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.
Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com

* Tables to follow *

MAGAL SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)
	Three Months Ended March 31,
	2020	2019	% change

Revenue	17,443	21,190	(18)
Cost of revenue	9,450	12,219	(23)

Gross profit	7,993	8,971	(11)
Operating expenses:
Research and development, net	1,617	1,854	(13)
Selling and marketing	3,983	4,270	(7)
General and administrative	2,156	2,376	(9)
Total operating expenses	7,756	8,500	(9)

Operating income	237	471
Financial income (expenses), net	470	(731)

Income (loss) before income taxes	707	(260)

Taxes on income	198	403

Net income (loss)	509	(663)

Income (loss) attributable to redeemable non-controlling interests and non-controlling interests	70	(110)

Net income (loss) attributable to Magal’s shareholders	439	(553)

Basic and diluted net income (loss) per share	$0.02	$(0.02)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	23,153,985	23,061,497

	Three Months Ended March 31,
	2020%	2019%

Gross margin	45.8	42.3
Research and development, net as a % of revenues	9.3	8.7
Selling and marketing as a % of revenues	22.8	20.2
General and administrative as a % of revenues	12.4	11.2
Operating margin	1.4	2.2
Net margin	2.5	-

MAGAL SECURITY SYSTEMS LTD.
 RECONCILLATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)
	Three Months Ended March 31,
	2020	2019

GAAP Net income (loss)	509	(663)
Less:
Financial income (expenses), net	470	(731)
Taxes on income	198	403
Depreciation and amortization	(486)	(528)
EBITDA	723	999

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)
	March 31,	December 31,
	2020	2019
CURRENT ASSETS:
Cash and cash equivalents	$41,578	$34,531
Short-term bank deposits	12,474	16,749
Restricted cash and deposits	312	324
Trade receivables, net	13,173	18,697
Unbilled accounts receivable	7,146	8,897
Other accounts receivable and prepaid expenses	4,200	4,510
Inventories	12,482	12,605

Total current assets	91,365	96,313

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term deposits, restricted bank deposits and other long-term accounts receivable and prepaid expenses	128	134
Severance pay fund	1,333	1,363
Deferred tax assets	3,724	4,215
Operating lease right-of-use assets	3,385	3,492

Total long-term investments and receivables	8,570	9,204

PROPERTY AND EQUIPMENT, NET AND OPERATING LEASE RIGHT-OF-USE ASSETS	5,860	6,256

GOODWILL AND INTANGIBLE ASSETS, NET	14,012	15,276

TOTAL ASSETS	$119,807	$127,049

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)
	March 31,	December 31,
	2020	2019

CURRENT LIABILITIES:

Trade payables	$4,258	$5,438
Customer advances	4,339	5,587
Deferred revenues	2,010	2,558
Other accounts payable and accrued expenses	14,649	14,609
Short-term operating lease liabilities	891	919

Total current liabilities	26,147	29,111

LONG-TERM LIABILITIES:
Deferred revenues	1,673	1,769
Deferred tax liabilities	189	178
Accrued severance pay	2,189	2,251
Long-term operating lease liabilities	2,438	2,515
Other long-term liabilities	330	371

Total long-term liabilities	6,819	7,084

Redeemable non-controlling interest	2,965	3,048

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at March 31, 2020 and December 31, 2019; Issued and outstanding: 23,153,985 shares at March 31, 2020 and 23,153,985 shares at December 31, 2019	6,750	6,750
Additional paid-in capital	94,739	94,696
Accumulated other comprehensive loss	(3,793)	(627)
Foreign currency translation adjustments (stand-alone financial statements)	4,618	5,924
Accumulated deficit	(18,522)	(18,961)

Total shareholders' equity	83,792	87,782
Non-controlling interest	84	24

TOTAL SHAREHOLDERS' EQUITY	83,876	87,806

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$119,807	$127,049